UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KSW, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

48268R106

(CUSIP Number)

Richard O’Toole

Executive Vice President

Kool Acquisition LLC

c/o The Related Companies, L.P.

60 Columbus Circle

New York, NY 10023

Telephone: (212) 801-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonathan Klein

Tristram Cleminson

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48268R106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. The Related Companies, L.P. (I.R.S. Identification No. 13-3676645)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 636,590 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 636,590 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,590 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 48268R106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. The Related Realty Group, Inc. (I.R.S. Identification No. 13-3627393)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 636,590 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 636,590 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,590 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 48268R106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Kool Acquisition LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 636,590 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 636,590 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,590 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 48268R106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Kool Acquisition Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 636,590 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 636,590 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,590 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 48268R106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Stephen M. Ross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 636,590 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 636,590 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,590 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (each, a “Share”, and collectively, the “Shares” or the “KSW Common Stock”), of KSW, Inc., a Delaware corporation (“KSW”). The principal executive offices of KSW are located at 37-16 23rd Street, Long Island City, New York 11101.

Item 2.	Identity and Background

(a)-(c), (f): This Schedule 13D is being filed jointly on behalf of (1) The Related Companies, L.P., a New York limited partnership (“Parent Guarantor”), (2) The Related Realty Group, Inc., a Delaware corporation, wholly-owned by Stephen M. Ross and the general partner of Parent Guarantor (the “General Partner”), (3) Kool Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent Guarantor (“Parent”), (4) Kool Acquisition Corporation, a Delaware limited liability company and a wholly-owned subsidiary of Parent Guarantor (“Purchaser”) and (5) Stephen M. Ross (Parent Guarantor, the General Partner, Parent, Purchaser and Stephen M. Ross, collectively, the “Reporting Persons”), pursuant to a joint filing agreement attached hereto as Exhibit 7.01. Parent Guarantor is a fully-integrated, highly diversified real estate firm with experience in every aspect of real estate development, acquisitions, management, finance, marketing and sales.

Since its formation, the General Partner has been the general partner of the Parent Guarantor.

Parent is a wholly-owned subsidiary of Parent Guarantor, formed for the sole purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below).

Purchaser is a wholly-owned subsidiary of Parent, formed for the sole purpose of engaging in the transactions contemplated by the Merger Agreement.

The address of the principal executive offices of Parent Guarantor, the General Partner, Parent, Purchaser and Stephen M. Ross is c/o The Related Companies, L.P., 60 Columbus Circle, New York, NY 10023. The name, business address, citizenship and present principal occupation of each executive officer and director or manager of the General Partner, Parent and Purchaser are set forth in Annex I, Annex II and Annex III to this Schedule 13D, respectively, which are incorporated herein by reference.

(d)-(e): During the five years prior to the date hereof, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person listed on Annex I, Annex II and Annex III to this Schedule 13D, respectively, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

KSW, Parent, Purchaser and Parent Guarantor (solely with respect to Section 9.12) have entered into a definitive Agreement and Plan of Merger, dated as of September 7, 2012 (as it may be amended from time to time, the “Merger Agreement”). Subject to the terms and conditions thereof, Parent will cause Purchaser to commence a tender offer (as it may be amended from time to time, the “Offer”) to purchase all of the issued and outstanding Shares at a price per Share of $5.00 net to the seller in cash, without interest and less and applicable withholding taxes (such amount, or any higher amount per Share paid pursuant to the Offer in accordance with the Merger Agreement, the “Offer Price”). As soon as reasonably practicable following the consummation of the proposed Offer and satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into KSW (the “Merger”) and KSW will become a wholly-owned subsidiary of Parent (the “Surviving Company”).

Concurrently with the execution of the Merger Agreement, and in consideration thereof, Floyd Warkol entered into a Tender and Support Agreement, dated as of September 7, 2012, with Parent and Purchaser (the “Tender and Support Agreement”).

For descriptions of the Merger Agreement and Tender and Support Agreement, see Item 4 below, which descriptions are incorporated herein by reference in response to this Item 3. Such descriptions do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 7.02, and the Tender and Support Agreement, a copy of which is attached hereto as Exhibit 7.03, and which are incorporated herein by reference. This Schedule 13D does not purport to amend, qualify, or in any way modify the Merger Agreement and the Tender and Support Agreement.

Item 4.	Purpose of Transaction

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4. As stated above, the Tender and Support Agreement was entered into as an inducement for, and in consideration of, Parent and Purchaser entering into the Merger Agreement.

Merger Agreement

Upon the purchase of Shares pursuant to the proposed Offer, the Merger Agreement provides that Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, to the KSW Board of Directors (the “KSW Board”) that is in the same proportion as the Shares beneficially owned by Parent and Purchaser to the total number of Shares outstanding. Purchaser currently intends, promptly after consummation of the Offer, to exercise this right and to designate new directors of KSW from among (and possibly including all of) the following potential designees: Jeff T. Blau, Bruce A. Beal, Jr., Richard O’Toole and Michael J. Brenner. Each potential designee is an officer or employee of Parent Guarantor and/or the General Partner. The Reporting Persons would expect that such representation on the KSW Board would permit the Reporting Persons to exert substantial influence over KSW’s conduct of its business and operations. Purchaser currently intends, as soon as practicable after consummation of the proposed Offer, to consummate the Merger pursuant to the Merger Agreement. Purchaser’s directors immediately prior to the effective time of the Merger will be the initial directors of the Surviving Company.

The Merger Agreement provides that prior to the closing of the Merger (the “Closing Date”), KSW will cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do all things, reasonably necessary, proper or advisable on its part under applicable laws (including the rules and regulations of The NASDAQ Stock Market) to cause the delisting of KSW Common Stock from The NASDAQ Stock Market and the deregistration of KSW Common Stock under the Securities Exchange Act of 1934, as amended, as promptly as practicable after the effective time of the Merger.

At the effective time of the Merger and as a result of the Merger, (1) each share of Purchaser capital stock will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company and (2) each Share issued and outstanding immediately prior to the effective time of the Merger (other than (a) Shares directly owned by Parent or any of its subsidiaries (including Purchaser) or Shares held by KSW or any of its subsidiaries as treasury shares immediately prior to the effective time of the Merger, which will be canceled without the payment of any consideration, and (b) Shares outstanding immediately prior to the effective time of the Merger held by a stockholder who is entitled to demand, and who properly demands, appraisal for such Shares in compliance with Section 262 of the General Corporation Law of the State of Delaware) will be canceled and converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon and less and applicable withholding taxes (the “Merger Consideration”). At the effective time of the Merger, each stock option to acquire KSW Common Stock granted under the 1995 Stock Option Plan and the 2007 Stock Option Plan (each, a “KSW Stock Option”) that is outstanding and unexercised, whether or not vested, will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (1) the excess, if any, of (a) the Merger Consideration over (b) the exercise price per Share for such KSW Stock Option and (2) the total number of shares underlying such KSW Stock Option, less any applicable taxes required to be withheld with respect to such payment. If the exercise price per Share for any KSW Stock Option is equal to or greater than the Merger Consideration, such KSW Stock Option will be cancelled without payment of consideration. KSW will take all actions necessary to effect such transactions contemplated by the Merger Agreement under the 1995 Stock Option Plan and the 2007 Stock Option Plan and any other plan or arrangement of KSW, including delivering all notices and making any determinations and/or resolutions of the KSW Board or a committee thereof.

At the effective time of the Merger, the certificate of incorporation of the Surviving Company will be amended in its entirety as set forth in Annex II to the Merger Agreement, and as so amended and restated shall be the certificate of incorporation of the Surviving Company until thereafter amended as provided under the General Corporation Law of the State of Delaware.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, and in consideration thereof, Floyd Warkol entered into the Tender and Support Agreement with Parent and Purchaser, whereby Floyd Warkol agreed, subject to the terms and conditions set forth therein, among other things, (1) to use reasonable best efforts to tender all of his Shares (the “Covered Securities”) in the Offer (and not withdraw the tendered Covered Securities), (2) to appear at any meeting of KSW’s stockholders and vote (a) if required by applicable law, in favor of the adoption of the Merger Agreement, (b) against approval of any proposal made in opposition to, or in competition with, the transactions contemplated by the Merger Agreement and (c) against any other action or agreement that would reasonably be expected to compete with, impede, interfere with or postpone the consummation of the Offer or the Merger, (3) not to (a) directly or indirectly, transfer any of its Covered Securities, (b) grant any proxies or powers of attorney with respect to any of its Covered Securities, deposit any of its Covered Securities into a voting trust or enter into a voting agreement with respect to any of the Covered Securities, or (c) cause any of its Covered Securities to be, or become subject to, any liens or encumbrances of any kind or character whatsoever, other than those arising under the securities laws, KSW’s certificate of incorporation or bylaws, subject to certain exceptions.

The Tender and Support Agreement will terminate upon the earlier of (1) December 31, 2012 (or such later date as may be extended pursuant to the terms of the Merger Agreement) (the “Outside Date”), (2) the termination of the Merger Agreement, (3) the entry without the prior written consent of Floyd Warkol into any amendment or modification to the Merger Agreement or any waiver of any of KSW’s rights under the Merger Agreement, in each case, that (a) adversely affects, or is reasonably likely to adversely affect, Floyd Warkol relative to other stockholders of KSW, or (b) results in (i) a decrease in the Offer Price or Merger Consideration, (ii) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration or (iii) a postponement or extension of the Outside Date (except as permitted under the Merger Agreement) and (4) the termination or withdrawal of the Offer prior to the occurrence of the initial acceptance for payment by Purchaser of the Shares validly tendered pursuant to the Offer.

Floyd Warkol has ownership of an aggregate of 636,590 Shares, or approximately 10% of the Shares outstanding.

Except as set forth in this Item 4, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the individuals referred to in Annex I, Annex II and Annex III, to this Schedule 13D, respectively, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

The foregoing summaries of certain provisions of the Merger Agreement and the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 7.02, and the Tender and Support Agreement, a copy of which is attached hereto as Exhibit 7.03, and which are incorporated herein by reference in their entirety. This Schedule 13D does not purport to amend, qualify, or in any way modify the Merger Agreement and the Tender and Support Agreement.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Pursuant to the Tender and Support Agreement, the Reporting Persons may be deemed to have (1) shared beneficial ownership of Shares, (2) shared power to vote or direct the vote of 636,590 Shares, or approximately 10% of the Shares deemed to be outstanding pursuant to Rule 13d-3 of the Act, subject to the terms and conditions of the Tender and Support Agreement, and (3) shared power to dispose or direct the disposition of 636,590 Shares, or approximately 10% of the Shares deemed to be outstanding pursuant to Rule 13d-3 of the Act, subject to the terms and conditions of the Tender and Support Agreement. Such percentage is based on the 6,386,625 shares of KSW Common Stock outstanding as of September 7, 2012, as represented by KSW in the Merger Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Apart from the terms and conditions set forth in the Tender and Support Agreement, the Reporting Persons are not entitled to any rights of a stockholder of KSW. The Reporting Persons do not, other than as specified in the Tender and Support Agreement, have (1) sole or shared power to vote or direct the vote or (2) sole or shared power to dispose or direct the disposition of, Shares.

(c) Except as set forth or incorporated herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the individuals referred to in Annex I, Annex II and Annex III to this Schedule 13D, respectively, have effected any transaction in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Tender and Support Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in item 2 above, or between such persons and any other person with respect to the securities of KSW, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

7.01.	Joint Filing Agreement, dated as of September 12, 2012, by and among Parent Guarantor, Parent and Purchaser.

7.02	Agreement and Plan of Merger, dated as of September 7, 2012, by and among Parent, Purchaser, Parent Guarantor (solely with respect to Section 9.12) and KSW (incorporated by reference to Exhibit 2.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).

7.03	Tender and Support Agreement, dated as of September 7, 2012, by and among Parent, Purchaser and Floyd Warkol (incorporated by reference to Exhibit 10.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2012

Signature:

THE RELATED COMPANIES, L.P.

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

THE RELATED REALTY GROUP, INC.

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

KOOL ACQUISITION LLC

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

KOOL ACQUISITION CORPORATION

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

STEPHEN M. ROSS

By:	/s/ Stephen M. Ross
Stephen M. Ross, individually

ANNEX I

EXECUTIVE OFFICERS AND DIRECTORS OF THE RELATED REALTY GROUP, INC.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of The Related Realty Group, Inc. is set forth below.

NAME (CITIZENSHIP)	BUSINESS ADDRESS	PRINCIPAL OCCUPATION

Stephen M. Ross (United States of America)	60 Columbus Circle, New York, NY 10023	Chairman and Director, The Related Realty Group, Inc.

Jeff T. Blau (United States of America)	60 Columbus Circle, New York, NY 10023	Chief Executive Officer and Director, The Related Realty Group, Inc.

Bruce A. Beal, Jr. (United States of America)	60 Columbus Circle, New York, NY 10023	President, The Related Realty Group, Inc.

Michael J. Brenner (United States of America)	60 Columbus Circle, New York, NY 10023	Executive Vice President, Chief Financial Officer, Treasurer and Director, The Related Realty Group, Inc.

Richard O’Toole (United States of America)	60 Columbus Circle, New York, NY 10023	Executive Vice President, The Related Realty Group, Inc.

ANNEX II

EXECUTIVE OFFICERS AND MANAGERS OF KOOL ACQUISITION LLC

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and managers of Kool Acquisition LLC is set forth below.

NAME (CITIZENSHIP)	BUSINESS ADDRESS	PRINCIPAL OCCUPATION

Jeff T. Blau (United States of America)	60 Columbus Circle, New York, NY 10023	Chief Executive Officer and Director, The Related Realty Group, Inc.

Bruce A. Beal, Jr. (United States of America)	60 Columbus Circle, New York, NY 10023	President, The Related Realty Group, Inc.

Richard O’Toole (United States of America)	60 Columbus Circle, New York, NY 10023	Executive Vice President, The Related Realty Group, Inc.

ANNEX III

EXECUTIVE OFFICERS AND DIRECTORS OF KOOL ACQUISITION CORPORATION

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Kool Acquisition Corporation is set forth below.

NAME (CITIZENSHIP)	BUSINESS ADDRESS	PRINCIPAL OCCUPATION

Jeff T. Blau (United States of America)	60 Columbus Circle, New York, NY 10023	Chief Executive Officer and Director, The Related Realty Group, Inc.

Bruce A. Beal, Jr. (United States of America)	60 Columbus Circle, New York, NY 10023	President, The Related Realty Group, Inc.

Richard O’Toole (United States of America)	60 Columbus Circle, New York, NY 10023	Executive Vice President, The Related Realty Group, Inc.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

7.01.	Joint Filing Agreement, dated as of September 12, 2012, by and among Parent Guarantor, Parent and Purchaser.

7.02	Agreement and Plan of Merger, dated as of September 7, 2012, by and among Parent, Purchaser, Parent Guarantor (solely with respect to Section 9.12) and KSW (incorporated by reference to Exhibit 2.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).

7.03	Tender and Support Agreement, dated as of September 7, 2012, by and among Parent, Purchaser and Floyd Warkol (incorporated by reference to Exhibit 10.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).

Exhibit 7.01

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of KSW, Inc., par value $0.01 per share, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of September 2012.

THE RELATED COMPANIES, L.P.

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

THE RELATED REALTY GROUP, INC.

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

KOOL ACQUISITION LLC

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

KOOL ACQUISITION CORPORATION

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

STEPHEN M. ROSS

By:	/s/ Stephen M. Ross
Stephen M. Ross, individually